UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-28806
CUSIP Number: 12542L103

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full name of registrant: CIB Marine Bancshares, Inc.

Former name if applicable: Central Illinois Bancorp Inc. (until 1999-08-27)

Address of principal executive office (Street and Number): City, State and Zip Code:	N27 W24025 Paul Court Pewaukee, Wisconsin 53072

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CIB Marine has not completed all of its work on balance sheet valuations and tax analyses as of September 30, 2008.  Within the next several days it anticipates finalizing the review of its investment and loan valuations.  In addition, based on new information received on October 21, 2008, CIB Marine needed to reevaluate its FIN 48 reserve as of September 30, 2008.  That reassessment is currently underway and subject to review by its independent registered public accounting firm.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edwin J. Depenbrok	(262)	695-6010
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
CIB Marine anticipates that the Form 10-Q for the quarter ended September 30, 2008 will report a net loss of $10.7 million or $(0.58) per basic share for the quarter ended September 30, 2008 as compared to a net loss of $8.7 million or $(0.48) per basic share for the quarter ended September 30, 2007, as well as a loss of $27.5 million or $(1.50) per basic share for the nine months ended September 30, 2008 as compared to a net loss of $10.8 million of $(0.59) per basic share for the nine months ended September 30, 2007. The increase in the loss is primarily attributable to an increase in the provision for loan losses from $5.8 million for the quarter ended September 30, 2007 to $10.1 million for the quarter ended September 30, 2008 and from $5.8 million for the nine months ended September 30, 2007 to $19.5 million for the nine months ended September 30, 2008.

CIB Marine Bancshares, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2008	By:	/s/ Edwin J. Depenbrok
Edwin J. Depenbrok
Chief Financial Officer